Hillary A. Coleman +1 212 450 4733 hillary.coleman@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com

October 6, 2023

Re:	Grayscale Bitcoin Trust (BTC)

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed March 1, 2023

File No. 000-56121

Eric Envall

David Lin

Division of Corporation Finance

Office of Crypto Assets

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Envall and Mr. Lin:

On behalf of our client, Grayscale Investments, LLC, a Delaware limited liability company and the sponsor (the “Sponsor”) of Grayscale Bitcoin Trust (BTC) (the “Trust”), this letter sets forth the Sponsor’s responses to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated September 14, 2023, relating to the Trust’s Form 10-K for the fiscal year ended December 31, 2022 (the “2022 10-K”).

In preparing the 2022 10-K, the Sponsor considered prior guidance from the Staff regarding developments in the crypto asset markets, including in particular the sample letter to companies regarding recent developments in crypto asset markets published by the Staff in December 2022. Accordingly, and as more fully discussed below, the Sponsor believes that many of the considerations highlighted in the Staff’s comment letter are appropriately addressed in the 2022 10-K, to the extent material to the Trust and its investors.

For your convenience, we have reproduced the Staff’s comments preceding the Sponsor’s responses below. All capitalized terms used and not defined herein shall have the meaning given to them in the 2022 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 1. Business, page 1

1.

If material to an understanding of your business, describe in future filings any direct or indirect exposures to other counterparties, custodians, or other participants in crypto asset markets known to:

◾	Have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors, or have had a receiver appointed for them.

◾	Have experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets.

◾	Have the crypto assets of their customers unaccounted for.

◾	Have experienced material corporate compliance failures.

Response

The Sponsor has evaluated the Trust’s direct and indirect exposure to other counterparties, custodians and participants in the crypto asset markets that have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors, or have had a receiver appointed and has determined that the risks to the Trust arising from such exposures are primarily related to volatility and disruption in the crypto asset markets, loss of confidence in participants of the digital asset ecosystem and negative publicity surrounding digital asset market participants and digital assets broadly that they may cause. The material risks to the Trust arising from such exposures are discussed in the 2022 10-K under “Part I—Item 1A. Risk Factors—Risk Factors Related to the Digital Asset Markets—Recent developments in the digital asset economy have led to extreme volatility and disruption in digital asset markets, a loss of confidence in participants of the digital asset ecosystem, significant negative publicity surrounding digital assets broadly and market-wide declines in liquidity” (pages 52-53) and “Part I—Item 1A. Risk Factors—Risk Factors Related to the Digital Asset Markets—Due to the unregulated nature and lack of transparency surrounding the operations of Digital Asset Exchanges, they may experience fraud, business failures, security failures or operational problems, which may adversely affect the value of Bitcoin and, consequently, the value of the Shares” (pages 54-55). The Sponsor does not believe that the Trust at this time has any other material direct or indirect exposures to participants in crypto asset markets that have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors, or have had a receiver appointed.

The Trust does not have any material direct exposure to counterparties, custodians or other participants in the crypto asset market that have experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets, have the crypto assets of their customers unaccounted for or have experienced material corporate compliance failures. However, the Trust has indirect exposure to such entities to the extent their circumstances cause volatility and disruption in the crypto asset markets, loss of confidence in participants of the digital asset ecosystem or significant negative publicity around digital asset market participants and digital assets broadly. The Sponsor has disclosed such risks in the 2022 10-K under the risk factors referred to in the first paragraph to this response.

To the extent the Trust has any other material direct or indirect exposures to such other counterparties, custodians or participants in crypto asset markets in the future, it will include disclosure regarding such exposures in future filings.

Overview of the Bitcoin Industry and Market

Creation of New Bitcoin, page 8

2.

We note your disclosure that the “Bitcoin Network is designed in such a way that the reward for adding new blocks to the Blockchain decreases over time. Once new Bitcoin tokens are no longer awarded for adding a new block, miners will only have transaction fees to incentivize them, and as a result, it is expected that miners will need to be better compensated with higher transaction fees to ensure that there is adequate incentive for them to continue mining.” Please revise future filings to discuss the potential impact on your business if such fees are not sufficiently high to incentivize miners to continue mining and include a cross-reference to your related risk factor disclosure on pages 48 – 49.

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Response

The Sponsor intends to include disclosure substantially in the form set forth below under “Part I—Item 1. Business—Overview of the Bitcoin Industry and Market—Creation of New Bitcoin” (with the underlined text marking new text) in the Trust’s Form 10-K for the fiscal year ending December 31, 2023, updated as applicable for any changes after the date of this letter:

“Creation of New Bitcoin

New Bitcoins are created through the mining process as discussed below.

The Bitcoin Network is kept running by computers all over the world. In order to incentivize those who incur the computational costs of securing the network by validating transactions, there is a reward that is given to the computer that was able to create the latest block on the chain. Every 10 minutes, on average, a new block is added to the Blockchain with the latest transactions processed by the network, and the computer that generated this block is currently awarded 6.25 Bitcoin. Due to the nature of the algorithm for block generation, this process (generating a “proof-of-work”) is guaranteed to be random. Over time, rewards are expected to be proportionate to the computational power of each machine.

The process by which Bitcoin is “mined” results in new blocks being added to the Blockchain and new Bitcoin tokens being issued to the miners. Computers on the Bitcoin Network engage in a set of prescribed complex mathematical calculations in order to add a block to the Blockchain and thereby confirm Bitcoin transactions included in that block’s data.

To begin mining, a user can download and run Bitcoin Network mining software, which turns the user’s computer into a “node” on the Bitcoin Network that validates blocks. Each block contains the details of some or all of the most recent transactions that are not memorialized in prior blocks, as well as a record of the award of Bitcoin to the miner who added the new block. Each unique block can be solved and added to the Blockchain by only one miner. Therefore, all individual miners and mining pools on the Bitcoin Network are engaged in a competitive process of constantly increasing their computing power to improve their likelihood of solving for new blocks. As more miners join the Bitcoin Network and its processing power increases, the Bitcoin Network adjusts the complexity of the block-solving equation to maintain a predetermined pace of adding a new block to the Blockchain approximately every ten minutes. A miner’s proposed block is added to the Blockchain once a majority of the nodes on the Bitcoin Network confirms the miner’s work. Miners that are successful in adding a block to the Blockchain are automatically awarded Bitcoin for their effort and may also receive transaction fees paid by transferors whose transactions are recorded in the block. This reward system is the method by which new Bitcoin enter into circulation to the public.

The Bitcoin Network is designed in such a way that the reward for adding new blocks to the Blockchain decreases over time. Once new Bitcoin tokens are no longer awarded for adding a new block, miners will only have transaction fees to incentivize them, and as a result, it is expected that miners will need to be better compensated with higher transaction fees to ensure that there is adequate incentive for them to continue mining.

If the transaction fees for recording transactions on the Bitcoin Network are not sufficiently high to incentivize miners, miners may cease expending processing power to mine blocks and confirmations of transactions on the Bitcoin Blockchain could be slowed. This could increase the likelihood of a malicious actor or botnet obtaining control of the Bitcoin Network and/or result in a loss of confidence in the Bitcoin Network, either of which could in turn materially adversely affect the value of the Shares. See “Part I—Item 1A. Risk Factors—Risk Factors Related to Digital Assets—If the digital asset award for mining blocks and transaction

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fees for recording transactions on the Bitcoin Network are not sufficiently high to incentivize miners, or if certain jurisdictions continue to limit or otherwise regulate mining activities, miners may cease expanding processing power or demand high transaction fees, which could negatively impact the value of Bitcoin and the value of the Shares.”

Item 1A. Risk Factors, page 44

3.

We note that Digital Currency Group, Inc., the parent company of the Sponsor, is currently party to various litigation claims and legal proceedings and experiencing financial difficulties, as indicated by recent news reports. To the extent material, please include risk factor disclosure in future filings describing the current and potential impacts therefrom on your business, including how such difficulties or any unfavorable outcomes in these claims and proceedings could negatively impact the Sponsor’s ability to continue managing the Trust or conduct its business.

Response

The Sponsor believes the risks to the Trust arising from the litigation claims and legal proceedings against, and any financial difficulties being experienced by, Digital Currency Group, Inc. (“DCG”) consist primarily of: (i) the risk that negative publicity surrounding DCG and its subsidiaries could negatively impact the reputation of the Sponsor and have an adverse impact on the trading price and/or value of the Trust’s Shares, (ii) the risk that these difficulties could lead to sales of a significant number of the Trust’s Shares and negatively impact the trading price of the Shares and (iii) the risk that these financial difficulties or any unfavorable outcomes in these claims and proceedings could cause the ownership of the Sponsor to be affected.

With respect to the first two risks described above, the Sponsor refers the Staff to the disclosure regarding the related difficulties experienced by DCG and its subsidiaries and the potential impact they could have on the Sponsor and the Trust included in the 2022 10-K under “Part I—Item 1A. Risk Factors—Risk Factors Related to the Digital Asset Markets—Recent developments in the digital asset economy have led to extreme volatility and disruption in digital asset markets, a loss of confidence in participants of the digital asset ecosystem, significant negative publicity surrounding digital assets broadly and market-wide declines in liquidity” (pages 52-53).

With respect to the third risk described above, the Sponsor does not believe there is a material risk at this time that any legal and financial difficulties being experienced by DCG would cause the ownership of the Sponsor to be affected and the Sponsor to be unable to continue managing the Trust or conducting its business. The Sponsor refers the Staff to the more general discussion of the risks of the discontinuance of the Sponsor’s services in the 2022 10-K under “Part I—Item 1A. Risk Factors—Risk Factors Related to Potential Conflicts of Interest—Shareholders cannot be assured of the Sponsor’s continued services, the discontinuance of which may be detrimental to the Trust” (page 72).

To the extent there are any updates with respect to the risks to the Sponsor and the Trust arising from any legal and financial difficulties of DCG that are material to the Trust, the Sponsor will disclose such updates in future filings.

4.	To the extent material, discuss in future filings any reputational harm you may face in light of the recent disruption in the crypto asset markets. For example, discuss how market conditions have

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affected how your business is perceived by counterparties and regulators, and whether there is a material impact on your operations or financial condition.

Response

The Sponsor has evaluated the recent disruption in crypto markets and believes that such disruption could cause the Trust to face reputational harm primarily as a result of (i) market participants’ loss of confidence in crypto asset markets and acceptance of Bitcoin and digital assets more generally, (ii) changes in how regulators view the crypto industry and, consequently, how they may view the Trust, the Sponsor and/or the other service providers of the Trust, and (iii) negative publicity surrounding digital asset market participants, including affiliates of the Sponsor and the Trust, and digital assets more broadly.

The aforementioned risks, to the extent material to the Trust, are disclosed in the 2022 10-K under “Part I—Item 1A. Risk Factors—Risk Factors Related to the Digital Asset Markets—Recent developments in the digital asset economy have led to extreme volatility and disruption in digital asset markets, a loss of confidence in participants of the digital asset ecosystem, significant negative publicity surrounding digital assets broadly and market-wide declines in liquidity” (pages 52-53).

To the extent there are any material updates with respect to any reputational harm that the Trust may face in light of the recent disruption in the crypto asset markets, including how market conditions might affect how the Trust’s business is perceived by counterparties and regulators, and material impacts on the Trust’s operations or financial condition, the Sponsor will disclose such updates in future filings.

5.

Describe in future filings any material risks to your business from the possibility of regulatory developments related to crypto assets and crypto asset markets. Identify material pending crypto legislation or regulation and describe any material effects it may have on your business, financial condition, and results of operations.

Response

The Sponsor believes that the risks faced by the Trust arising from the possibility of regulatory developments related to crypto assets and crypto asset markets consist primarily of: (i) the risk that regulatory developments could negatively impact the market for digital assets and how they function and lead to a decline in the prices and/or liquidity of Bitcoin, and (ii) the risk that regulatory developments could negatively impact the ability of the Trust to continue to operate as currently structured.

The Sponsor has disclosed the first risk described above, to the extent material to the Trust, and identified material pending crypto legislation and regulation that could have a material effect on the Trust as a result thereof, in the 2022 10-K under “Part I—Item 1A. Risk Factors—Risk Factors Related to the Regulation of the Trust and the Shares” and in particular refers the Staff to the disclosure under “Part I—Item 1A. Risk Factors—Risk Factors Related to the Regulation of the Trust and the Shares—Regulatory changes or actions by the U.S. Congress or any U.S. federal or state agencies may affect the value of the Shares or restrict the use of Bitcoins, mining activity or the operation of the Bitcoin Network or the Digital Asset Markets in a manner that adversely affects the value of the Shares” (page 64), “Part I—Item 1A. Risk Factors—Risk Factors Related to the Regulation of the Trust and the Shares—A determination that Bitcoin or any other digital asset is a ‘security’ may adversely affect the value of Bitcoin and the value of the Shares, and result in potentially extraordinary, nonrecurring expenses to, or termination of, the Trust” (pages 64-66) and in the subsequent updates thereto included in the Trust’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2023, and “Part I—Item 1A. Risk Factors—Risk Factors Related to the Regulation of the

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Trust and the Shares—Regulatory changes or other events in foreign jurisdictions may affect the value of the Shares or restrict the use of one or more digital assets, mining activity or the operation of their networks or the Digital Asset Exchange Market in a manner that adversely affects the value of the Shares” (pages 66-67). The Sponsor also refers the Staff to the disclosure included in the 2022 10-K under “Part I—Item 1. Business—Overview of the Bitcoin Industry and Market—Government Oversight” (pages 14-16) for a further discussion of regulatory developments, including recently adopted and pending legislation and regulation, related to crypto assets and crypto asset markets.

The second risk described above is disclosed, to the extent material to the Trust, in the 2022 10-K under “Part I—Item 1A. Risk Factors—Risk Factors Related to the Regulation of the Trust and the Shares—A determination that Bitcoin or any other digital asset is a ‘security’ may adversely affect the value of Bitcoin and the value of the Shares, and result in potentially extraordinary, nonrecurring expenses to, or termination of, the Trust” (pages 64-66) and in the subsequent updates thereto included in the Trust’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2023, and “Part I—Item 1A. Risk Factors—Risk Factors Related to the Regulation of the Trust and the Shares—Regulatory changes or interpretations could obligate the Trust or the Sponsor to register and comply with new regulations, resulting in potentially extraordinary, nonrecurring expenses to the Trust” (pages 67-68).

To the extent there are any material updates with respect to risks arising from legislative or regulatory developments related to crypto assets and crypto asset markets, the Sponsor will disclose such updates in future filings.

6.

Describe in future filings any material risks you face related to the assertion of jurisdiction by U.S. and foreign regulators and other government entities over crypto assets and crypto asset markets.

Response

As discussed in response to comment 5 above, the Sponsor believes that the risks faced by the Trust from the possibility of U.S. and foreign regulators and other government entities asserting jurisdiction over crypto assets and crypto asset markets consist primarily of: (i) the risk that U.S. and foreign regulators and other government entities asserting jurisdiction over crypto assets and crypto assets markets could negatively impact the markets for digital assets and how they function and lead to a decline in the price and/or liquidity of Bitcoin, and (ii) the risk that U.S. and foreign regulators and other government entities asserting jurisdiction over crypto assets and crypto asset markets could negatively impact the ability of the Trust to continue to operate as currently structured.

The Sponsor has disclosed the first risk described above, to the extent material to the Trust, and identified potential actions by U.S. and foreign regulators and other government entities which could have a material effect on the Trust as a result thereof, in the 2022 10-K under “Part I—Item 1A. Risk Factors—Risk Factors Related to the Regulation of the Trust and the Shares” and in particular refers the Staff to the disclosure under “Part I—Item 1A. Risk Factors—Risk Factors Related to the Regulation of the Trust and the Shares—Regulatory changes or actions by the U.S. Congress or any U.S. federal or state agencies may affect the value of the Shares or restrict the use of Bitcoins, mining activity or the operation of the Bitcoin Network or the Digital Asset Markets in a manner that adversely affects the value of the Shares” (page 64), “Part I—Item 1A. Risk Factors—Risk Factors Related to the Regulation of the Trust and the Shares—A determination that Bitcoin or any other digital asset is a ‘security’ may adversely affect the value of Bitcoin and the value of the Shares, and result in potentially extraordinary, nonrecurring expenses to, or termination of, the Trust” (pages 64-66) and in the subsequent updates thereto included in the Trust’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2023, and “Part I—Item 1A. Risk Factors—Risk Factors

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Related to the Regulation of the Trust and the Shares—Regulatory changes or other events in foreign jurisdictions may affect the value of the Shares or restrict the use of one or more digital assets, mining activity or the operation of their networks or the Digital Asset Exchange Market in a manner that adversely affects the value of the Shares” (pages 66-67). The Sponsor also refers the Staff to the disclosure included in the 2022 10-K under “Part I—Item 1. Business—Overview of the Bitcoin Industry and Market—Government Oversight” (pages 14-16) for a further discussion of governments that assert jurisdiction over crypto assets and crypto asset markets.

The second risk described above is disclosed, to the extent material to the Trust, in the 2022 10-K under “Part I—Item 1A. Risk Factors—Risk Factors Related to the Regulation of the Trust and the Shares—A determination that Bitcoin or any other digital asset is a ‘security’ may adversely affect the value of Bitcoin and the value of the Shares, and result in potentially extraordinary, nonrecurring expenses to, or termination of, the Trust” (pages 64-66) and in the subsequent updates thereto included in the Trust’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2023, and “Part I—Item 1A. Risk Factors—Risk Factors Related to the Regulation of the Trust and the Shares—Regulatory changes or interpretations could obligate the Trust or the Sponsor to register and comply with new regulations, resulting in potentially extraordinary, nonrecurring expenses to the Trust” (pages 67-68).

To the extent there are any material updates with respect to the risks that the Trust faces related to the assertion of jurisdiction by U.S. and foreign regulators and other government entities over crypto assets and crypto asset markets, the Sponsor will disclose such updates in future filings.

7.

Describe any material risks to your business and financial condition if the policies and procedures of the Custodian, Sponsor, or Trust surrounding the safeguarding of crypto assets, conflicts of interest, and/or comingling of assets, as applicable, are not effective.

Response

The Sponsor believes that to the extent the policies and procedures implemented by the Custodian, the Sponsor or the Trust are not effective with respect to the safeguarding crypto assets, the material risks to the Trust’s business and financial conditions are that the Trust’s Bitcoin may be subject to theft, loss, destruction or other attack, which could result in the halting of Trust operations and a loss of Trust assets or damage to the reputation of the Trust, all of which would result in a reduction of the value of the Shares of the Trust. These risks are disclosed in the 2022 10-K under “Part I—Item 1A. Risk Factors—Risk Factors Related to the Trust and the Shares—Security threats to the Digital Asset Account could result in the halting of Trust operations and a loss of Trust assets or damage to the reputation of the Trust, each of which could result in a reduction in the value of the Shares” (page 60) and “Part I—Item 1A. Risk Factors—Risk Factors Related to the Trust and the Shares—Bitcoin transactions are irrevocable and stolen or incorrectly transferred Bitcoins may be irretrievable. As a result, any incorrectly executed Bitcoin transactions could adversely affect the value of the Shares.” (page 60).

The Sponsor and the Trust are also exposed to a variety of conflicts of interest, including as a result of the lack of an arm’s length relationship between the Trust and some of its service providers. The Sponsor has disclosed all material risks relating to conflicts of interest in the 2022 10-K under “Part I—Item 1A. Risk Factors—Risk Factors Related to Potential Conflicts of Interest” (pages 70-73) and in particular refers the Staff to the disclosure under “Part I—Item 1A. Risk Factors—Risk Factors Related to Potential Conflicts of Interest—Potential conflicts of interest may arise among the Sponsor or its affiliates and the Trust. The Sponsor and its affiliates have no fiduciary duties to the Trust and its shareholders other than as provided in the Trust Agreement, which may permit them to favor their own interests to the detriment of the Trust and its

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shareholders” (pages 70-71) and “Part I—Item 1A. Risk Factors—Risk Factors Related to Potential Conflicts of Interest—DCG holds a minority interest in the parent company of the Custodian, which could lead DCG to cause the Sponsor to take actions that favor the Custodian’s interests over the Trust’s interests” (page 72).

With respect to the commingling of the assets of the Trust, the Sponsor does not believe the Trust has material exposure to the commingling of assets. The Trust’s Bitcoin are held by the Custodian in a segregated custody account and the Custodian is prohibited from commingling the Trust’s Bitcoin pursuant to the terms of the Custodian Agreement, as discussed in the 2022 10-K under “Part I—Item 1. Business—Service Providers of the Trust—The Custodian” (page 20) and “Part I—Item 1. Business—Description of the Custodian Agreement—Safekeeping of Bitcoins” (page 34).

To the extent there are any material updates with respect to risks relating to the effectiveness of policies and procedures surrounding the safeguarding of crypto assets, conflicts of interest, and/or comingling of assets, the Sponsor will disclose such updates in future filings.

8.

To the extent material, describe in future filings any gaps the Sponsor’s board or management have identified with respect to risk management processes and policies in light of current crypto asset market conditions as well as any changes they have made to address those gaps.

Response

The Sponsor’s management has evaluated its risk management processes and policies in light of current crypto asset market conditions and has not identified material gaps with respect to such processes and policies. The Sponsor’s management regularly evaluates the Sponsor’s risk management processes and policies and if they identify any material gaps in such processes and policies in the future, the Sponsor will disclose such gaps and any changes made to address them in future filings.

9.	To the extent material, describe in future filings any of the following risks due to disruptions in the crypto asset markets:

◾	Risk from depreciation in your share price.

◾	Risk of loss of demand for your products and services.

◾	Risk of increased losses or impairments in your investments or other assets.

◾	Risks of legal proceedings and government investigations, pending or known to be threatened, in the United States or in other jurisdictions against you or your affiliates.

◾	Risks from price declines or price volatility of crypto assets.

Response

The Sponsor has evaluated the risks to the Trust relating to depreciation in the Trust’s Share price due to disruptions in crypto asset markets. Because the value of the Shares relates directly to the value of Bitcoin, such risks arise primarily as a result of price declines or price volatility in Bitcoin as well as a loss of confidence in participants in the digital asset ecosystem, negative publicity surrounding digital assets more broadly and declines in liquidity. These risks, including risks relating to price declines and price volatility in Bitcoin and crypto assets more generally and, relatedly, the impact such events could have on the Trust’s Share price are disclosed, to the extent material to the Trust, in the 2022 10-K under “Part I—Item 1A. Risk Factors—Risk Factors Related to Digital Assets—The trading prices of many digital assets, including Bitcoin,

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have experienced extreme volatility in recent periods and may continue to do so. Extreme volatility in the future, including further declines in the trading prices of Bitcoin, could have a material adverse effect on the value of the Shares and the Shares could lose all or substantially all of their value” (page 45), “Part I—Item 1A. Risk Factors—Risk Factors Related to the Digital Asset Markets—Recent developments in the digital asset economy have led to extreme volatility and disruption in digital asset markets, a loss of confidence in participants of the digital asset ecosystem, significant negative publicity surrounding digital assets broadly and market-wide declines in liquidity” (pages 52-53) and “Part I—Item 1A. Risk Factors—Risk Factors Related to the Digital Asset Markets—The value of the Shares relates directly to the value of Bitcoins, the value of which may be highly volatile and subject to fluctuations due to a number of factors” (pages 53-54).

The Sponsor has evaluated the risks to the Trust relating to loss of demand for the Trust’s products and services as a result of market disruption. Because the Trust is a passive entity that issues Shares in exchange for Bitcoin, the risk of loss of demand for Shares of the Trust arises primarily from (i) changes in demand for Bitcoin, which may be impacted by a variety of factors, including price declines or price volatility in Bitcoin, a loss of confidence in participants in the digital asset ecosystem, negative publicity surrounding digital assets more broadly and declines in liquidity, and (ii) competition from the emergence or growth of other digital assets or methods of investing in Bitcoin. With respect to changes in demand for Bitcoin, the Sponsor has disclosed material risks relating thereto in the 2022 10-K under the risk factors referred to in the preceding paragraph. With respect to competition from other digital assets and methods of investing in Bitcoin, the Sponsor has disclosed such risks, to the extent material to the Trust, under “Part I—Item 1A. Risk Factors—Risk Factors Related to the Digital Asset Markets—Competition from the emergence or growth of other digital assets or methods of investing in Bitcoin could have a negative impact on the price of Bitcoin and adversely affect the value of the Shares” (page 56).

With respect to risks relating to losses in the Trust’s assets as a result of disruption in crypto asset markets, the Sponsor believes that such risks consist primarily of a reduction in the value of the Bitcoin held by the Trust, which could occur for a variety of reasons, including as a result of price declines or price volatility of Bitcoin, a loss of confidence in participants in the digital asset ecosystem, negative publicity surrounding digital assets more broadly and declines in liquidity as a result of market disruption. The Sponsor has disclosed such risks in the 2022 10-K under the risk factors referred to in the first paragraph to this response. The Sponsor further notes that, as a passive entity, the Trust does not have any other investments. Additionally, the Trust uses fair value as its method of accounting for Bitcoin in accordance with its classification as an investment company for accounting purposes, as disclosed in the 2022 10-K under “Part II—Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Investment Company Considerations” (page 76), and as such it does not evaluate its assets for impairment in accordance with generally accepted accounting principles for investment companies.

To the extent there are any material updates to any of the aforementioned risks, the Sponsor will disclose them in future filings.

With respect to the risk of legal proceedings and government investigations, pending or known to be threatened, in the United States or in other jurisdictions against the Trust or the Trust’s affiliates, the Sponsor evaluates such risks on an ongoing basis and refers the Staff to the disclosure included in the 2022 10-K under “Part I—Item 3. Legal Proceedings” (page 73) and the subsequent updates thereto included in the Trust’s quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2023 and June 30, 2023. As noted thereunder, the Sponsor does not expect the proceedings described therein, either individually or in the aggregate, to have a material adverse effect on the Trust’s business, financial condition or results of operations. To the extent the Trust faces any material risks with respect to legal proceedings or government investigations in the future, the Sponsor will disclose such risks in future filings.

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* * *

In connection with its response to the Staff’s comments, the Sponsor acknowledges that the Sponsor and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please do not hesitate to contact Joseph Hall at (212) 450-4565 or joseph.hall@davispolk.com or me at (212) 450-4733 or hillary.coleman@davispolk.com with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Hillary Coleman

Hillary Coleman

cc:	Michael Sonnenshein

Craig Salm

Jake Karlsruher

Joseph A. Hall

Davis Polk & Wardwell LLP

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